SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________

Commission File Number 0-16211

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DENTSPLY International Inc. 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DENTSPLY International Inc. 221 West Philadelphia Street, York, Pennsylvania 17405-0872

REQUIRED INFORMATION

1. Financial Statements:

The following financial information, including the Report of Independent Registered Public Accounting Firm thereon of the DENTSPLY International Inc. 401(k) Savings Plan are submitted herewith:

Statements of Net Assets Available for Plan Benefits as of December 31, 2006 and 2005.

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2006 and 2005.

Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2006.

2. Exhibits:

The following exhibits are submitted herewith:

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DENTSPLY International Inc.
401(k) Savings Plan

Date: June 28, 2007	/s/	William R. Jellison
William R. Jellison
Senior Vice President, Chief Financial Officer and
Member of the DENTSPLY International Inc.
ESOP and 401(k) Committee

DENTSPLY International Inc.

401(k) Savings Plan

Financial Report

December 31, 2006

DENTSPLY International Inc. 401(k) Savings Plan

Table of Contents

December 31, 2006 and 2005

Page No.

Financial Statements:

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplementary Schedule:

Schedule of Assets (Held at End of Year)	10

Report of Independent Registered Public Accounting Firm

To the 401(k) Savings Plan Committee

DENTSPLY International Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the DENTSPLY International Inc. 401(k) Savings Plan (Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/	Beard Miller Company LLP
York, Pennsylvania
June 26, 2007

DENTSPLY International Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets
Cash and cash equivalents	$23,616	$4

Investments, at fair value:
Shares of Registered Investment Companies: Fidelity Magellan Fund	21	8,164,829
Morgan Stanley International Equity, B	2,660,752	1,581,228
PIMCO Total Return Fund	1,050,524	1,108,164
TRP Balanced Fund	5,151,797	4,920,412
TRP Blue Chip Growth Fund	15,615,493	15,440,387
TRP Equity Income Fund	7,112,579	6,086,249
TRP Extended Equity Market Index	1,621,334	1,332,003
TRP Growth Stock Fund	8,182,364	-
TRP New Horizons Fund	4,298,812	3,974,695
TRP Retirement Income Fund	234,665	153,497
TRP Retirement 2005 Fund	106,427	35,443
TRP Retirement 2010 Fund	1,119,267	681,160
TRP Retirement 2015 Fund	1,160,668	702,324
TRP Retirement 2020 Fund	1,390,759	672,926
TRP Retirement 2025 Fund	1,092,796	727,152
TRP Retirement 2030 Fund	2,440,524	1,480,902
TRP Retirement 2035 Fund	1,160,895	710,621
TRP Retirement 2040 Fund	1,534,031	744,831
TRP Retirement 2045 Fund	207,752	26,353
TRP Science & Technology Fund	1,410,919	1,439,714
TRP Spectrum Income Fund	2,601,643	3,164,253
TRP Summit Cash Reserves	5,023,118	4,402,518
Shares of Common Trusts: TRP Equity Index Trust	7,530,555	6,934,536
Common Stock: DENTSPLY International Inc. Common Stock	11,087,073	9,902,627
Investment, at cost: Participant loans	1,898,840	1,704,947

Total Investments	85,693,608	76,091,671

Receivables: Employer contribution receivable	4,584,853	-
Participants’ contributions	318,461	287,403
Glenroe Technologies 401(k) Plan Conversion Receivable	-	123,388
Total Receivables	4,903,314	410,791

Net Assets Available for Benefits	$90,620,538	$76,502,466

See notes to financial statements.

DENTSPLY International Inc. 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2006 and 2005

	2006	2005
Investment Income
Net appreciation in fair value of investments	$4,523,818	$1,265,675
Interest and dividends	4,145,040	1,812,987

8,668,858	3,078,662

Contributions
Employer	4,584,853	-
Participants	8,045,663	7,630,969
Participant rollovers	627,209	975,221
	13,257,725	8,606,190

Plan Asset Transfer from Glenroe Technologies
401(k) Savings Plan	-	123,388

Benefits Paid to Participants	(7,798,782)	(8,869,020)

Administrative Expenses	(9,729)	(9,382)

Net Increase	14,118,072	2,929,838

Net Assets Available for Benefits - Beginning of Year	76,502,466	73,572,628

Net Assets Available for Benefits - End of Year	$90,620,538	$76,502,466

See notes to financial statements.

DENTSPLY International Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 1 - Description of Plan

The following brief description of the DENTSPLY International Inc. 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan covering all full-time employees of DENTSPLY International Inc. (the “Company”) and its wholly-owned subsidiaries in the United States who are employed in or on temporary assignment outside the United States. The Plan was established January 1, 1992, and amended, thereafter, several times. It was restated to include all amendments on January 1, 2006.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administration

The Plan is administered by the 401(k) Savings Plan Committee (the “Committee”). At December 31, 2006 and 2005, T. Rowe Price Trust Company (“TRP”) was the trustee (the “Trustee”) and custodian of the Plan’s assets. The Committee and Trustee of the Plan are appointed by the Board of Directors of the Company. At December 31, 2006 and 2005, T. Rowe Price Trust Company was the record keeper of the Plan.

Officers or employees of the Company perform certain administrative functions. No such officer or employees receive compensation from the Plan.

Contributions

Each year, participants may make pre-tax and post-tax (Roth) contributions up to 100 percent of their annual compensation, as defined by the Plan, in multiples of one percent except for certain highly compensated participants who are subject to limitations. Participants may also contribute amounts representing rollovers from other qualified defined benefit or contribution plans. The participants may direct their contributions into several different investment options. The Company does not make matching contributions to the Plan. Effective for the 2006 plan year and beyond, the Company, at the discretion of the Board of Directors, may make a non-elective contribution to eligible participants. Contributions are recognized in the period when earned as determined by the Company’s Board of Directors.

Service Rules

Employees are credited with a year of service for each plan year during which they have at least 1,000 hours of service and are employed on the last day of the year, unless there is a break in service as a result of death, disability, or retirement.

DENTSPLY International Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 1 - Description of Plan (Continued)

Participant Accounts

Each participant's account is credited with the participant’s contributions and an allocation of Plan earnings (including unrealized appreciation or depreciation of Plan assets) and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and earnings thereon. If participants cease participation, other than by retirement, disability, or death, the vested interest in non-elective contributions to their accounts is dependent upon the years of credited service, as follows:

Percent
Years of Service	Vested
Less than 3	0%
3	20
4	40
5	60
6	80
7 years and after	100

Payment of Benefits

Participants are entitled to receive a distribution equal to their vested account balances upon death, retirement, termination or permanent disability. Participants may elect to receive benefits in either a lump-sum payment, periodic installments limited in duration by the provisions of the Plan, or by the purchase and delivery of a life annuity or qualified joint and survivor annuity contract. Assets may be withdrawn by participants in the case of personal financial hardship upon approval of the Plan Administrator.

Participant Loans

Participants may borrow from their accounts the lesser of $50,000 or 50 percent of their vested account balance (subject to a $1,000 minimum loan balance). Participants are charged a $50 fee for loans, which is paid directly from their account. Loan terms may not exceed five years; except for loans to facilitate the purchase of a primary residence. The loans bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions. Participants may not have more then two loans outstanding at the same time.

Administrative Costs

Significant administrative costs of the Plan are absorbed by the Company.

DENTSPLY International Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

New Accounting Policies

In September 2006, the FASB issued Statement of Financial Accounting Standards No.157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financials statements.

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Valuation of Investments

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common/collective funds are valued at net unit value as determined by the Trustee, which represents the fair market value. Common stock is valued at its quoted market price. Participant loans are valued at their outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investments of the Plan are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

DENTSPLY International Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 3 - Investments

The Plan's investments are held by the T. Rowe Price Trust Company. The following table presents the fair value of investments. Investments that represent five percent or more of the Plan’s net assets available for benefits are separately identified as of December 31:

Investments	2006	2005

At Fair Value as Determined by Quoted Market Prices: Shares of Registered Investment Companies: Fidelity Magellan Fund	*$21	$8,164,829
TRP Balanced Fund	5,151,797	4,920,412
TRP Blue Chip Growth Fund	15,615,493	15,440,387
TRP Equity Income Fund	7,112,579	6,086,249
TRP Growth Stock Fund	8,182,364	*-
TRP New Horizons Fund	*4,298,812	3,974,695
TRP Summit Cash Reserves	5,023,118	4,402,518
Other Registered Investment Companies	19,792,956	14,560,571

Shares of Common Stock: DENTSPLY International Inc. Common Stock	11,087,073	9,902,627

At Estimated Fair Value: Shares of Common Trusts: TRP Equity Index Trust	7,530,555	6,934,536

At Cost, which Approximates Fair Value: Participant loans	1,898,840	1,704,847

$85,693,608	$76,091,671

* This investment represented less than 5% of total net assets in the noted year.

DENTSPLY International Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 3 – Investments (Continued)

During the years ended December 31, 2006 and 2005, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $4,523,818 and $1,265,675, respectively.

The net appreciation in fair value of investments for each significant class of investments, consist of the following for the years ended December 31:

	2006	2005
Investments at fair value as determined by quoted market prices: Registered Investment Companies	$2,405,488	$1,409,709
Common stock	1,072,397	(462,536)

Investments at estimated fair value: Common trust	1,045,933	318,502

$4,523,818	$1,265,675

Note 4 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time, subject to the provisions of ERISA.

Note 5 - Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 23, 2002, that the Original Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended and restated since receiving the letter, the Plan administrator and the Plan’s advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Note 6 - Related Party Transactions

During 2006 and 2005, certain Plan investments were shares of registered investment companies and a common trust managed by T. Rowe Price Trust Company. In addition, the Plan offers an investment in DENTSPLY International Inc. Stock. The transactions in these investments are party-in-interest transactions which are exempt from prohibited transaction rules of ERISA.

Note 7 - Plan Merger

Effective December 31, 2005, the Plan assets of the Glenroe Technologies 401(k) Savings Plan were merged with and into the Plan as a result of an acquisition made by the Company during 2005. As of December 31, 2005, assets totaling $123,388 were receivable by the Plan.

DENTSPLY International Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 8 - Update on Prior Year Subsequent Event

The Board of Directors of the Company approved to maintain the Plan separately from the Employee Stock Ownership Plan (ESOP) operated by the Company. The Plan was not combined with the ESOP to form a single KSOP Plan as had been proposed as of December 31, 2005.

DENTSPLY International Inc. 401(k) Savings Plan

Employer Identification Number : 39-1434669
Plan Number : 004
Schedule H - Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2006

		(c)	(d)	(e)
	(b)	Description of	* *	Current
(a)	Identity of issue	investment	Cost	Value
			$
	Fidelity Magellan Fund	Mutual Fund	N/A	$ 21
	Morgan Stanley International Equity, B	Mutual Fund	N/A	2,660,752
	PIMCO Total Return Fund	Mutual Fund	N/A	1,050,524
*	TRP Balanced Fund	Mutual Fund	N/A	5,151,797
*	TRP Blue Chip Growth Fund	Mutual Fund	N/A	15,615,493
*	TRP Equity Income Fund	Mutual Fund	N/A	7,112,579
*	TRP Extended Equity Market Index	Mutual Fund	N/A	1,621,334
*	TRP Growth Stock Fund	Mutual Fund	N/A	8,182,364
*	TRP New Horizons Fund	Mutual Fund	N/A	4,298,812
*	TRP Retirement Income Fund	Mutual Fund	N/A	234,665
*	TRP Retirement 2005 Fund	Mutual Fund	N/A	106,427
*	TRP Retirement 2010 Fund	Mutual Fund	N/A	1,119,267
*	TRP Retirement 2015 Fund	Mutual Fund	N/A	1,160,668
*	TRP Retirement 2020 Fund	Mutual Fund	N/A	1,390,759
*	TRP Retirement 2025 Fund	Mutual Fund	N/A	1,092,796
*	TRP Retirement 2030 Fund	Mutual Fund	N/A	2,440,524
*	TRP Retirement 2035 Fund	Mutual Fund	N/A	1,160,895
*	TRP Retirement 2040 Fund	Mutual Fund	N/A	1,534,031
*	TRP Retirement 2045 Fund	Mutual Fund	N/A	207,752
*	TRP Science & Technology Fund	Mutual Fund	N/A	1,410,919
*	TRP Spectrum Income Fund	Mutual Fund	N/A	2,601,643
*	TRP Summit Cash Reserves	Mutual Fund	N/A	5,023,118
*	TRP Equity Index Trust	Common Trust	N/A	7,530,555
*	DENTSPLY International Inc. common stock	Common Stock	N/A	11,087,073
*	Participant loans	5% - 10.5%	0	1,898,840

		Total Investments		$85,693,608

*	Party-in-interest
* *	Historical cost has not been presented since all investments are participant-directed.